Your ref
Our ref CMP-0014-01

03 JAN 30 AM 7:21

ERG GROUP

20 January 2003

03003505

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

ERG Ltd

Dear Sirs

82-2373

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange today:

- Media Release headed "ERG Selected for Major Washington DC, Maryland & North Virginia Transit Fare Collection Project".

Yours faithfully

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

Beth Jones.

for **Clare Barrett-Lennard**
Company Secretary

dlw 2/4

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 20/01/2003

TIME: 12:35:15

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Selected for Washington DC/Maryland/Nth Virginia Fare Proj.

The contents of this fax are confidential and may only be used or disclosed by the addressee.

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-01				
FROM	Peter Fogarty	**DATE**	20 January 2003		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1209	**PAGES**	3
RE	**Announcement**				

ERG GROUP

Dear Sirs

Media Release – "ERG Selected for Major Washington DC, Maryland & North Virginia Transit Fare Collection Project"

We attach an announcement which advises that ERG with Northrop Grumman has been awarded the important smart card fare collection project for Washington DC, Maryland and North Virginia.

The contract comprises a five-year initial term with a two-year option. The initial term is worth US$20 million, while the overall contract could generate an estimated US$40 million of revenue.

Yours faithfully

Peter Fogarty
Chief Executive Officer

FACSIMILE

c:\data\winword\peterf\asxfax200103wmata.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

DATE	20 January 2003
CONTACT	Shaun Duffy, General Manager Investor Relations
PHONE	+61 8 9273 1879
FAX	+61 8 9273 1208
EMAIL	sduffy@erggroup.com

ERG
GROUP

MEDIA RELEASE

ERG Selected for Major Washington DC, Maryland & North Virginia Transit Fare Collection Project

Project heralds era of integrated regional fare collection; passengers will be able to use single smart card to pay fares across all transit systems in the region

ERG Group, a global leader in smart card based transit fare collection and management systems, along with Northrop Grumman Information Technology (IT), has been selected by the Washington Metropolitan Area Transit Authority (WMATA) to install and operate a new Regional Customer Service Centre for its smart card based fare collection system, known as SmarTrip®.

The WMATA decision means a contract for the project can be awarded to ERG following final negotiations and the expected approval of the Maryland Transit Administration.

The WMATA project will begin a new era of integrated transit in the Washington DC area, Maryland and Northern Virginia allowing passengers to use a single smart card to pay fares across 17 transit systems. The SmarTrip system is expected to grow to a card base of more than one million over a five-year period.

The project involves the establishment and operation of a smart card customer service centre, card management and the clearing and settling of smart card transactions across 17 transit agencies in Northern Virginia, Maryland and the Washington DC area. The new system will interface with existing installed hardware such as gates and readers. WMATA has managed the tender and evaluation process on behalf of the participating transit agencies.

ERG will be responsible for the management of smart cards and operation of the data processing system incorporating clearing, settlement and financial management. ERG will use its existing central computer processing system installed in the San Francisco Bay Area to perform these functions. This established facility has been designed to process smart card transactions from multiple North American cities.

The project calls for ERG to operate the system for a period of five years, with two subsequent one-year options. The initial five-year contract, worth approximately US$20 million, comprises the supply, installation and operation of the system. Northrop Grumman IT will be responsible for the distribution of smart cards and operation of the

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

ERG Selected for Major Washington DC, Maryland & North Virginia Transit Fare Collection Project

customer service centre in the Washington DC area as a subcontractor and partner to ERG. Work is expected to commence on the project during the first quarter of 2003.

"We are pleased that Washington DC is about to join a growing number of North American cities that have selected ERG's technology to help run their fare collection systems," said Michael Nash, General Manager of ERG's Operations in the Americas.

"San Francisco, Toronto, Las Vegas, and Ventura County in Southern California have all chosen ERG's solution because of its capacity for interoperability and scalability across multiple transit systems and millions of passengers and because its open architecture makes it easier to integrate new applications as they become desirable. This new project will give ERG a prominent East Coast presence ahead of some of the major tenders we expect in the coming twelve months.

"The WMATA approval is the first fruit from our relationship with Northrop Grumman IT. We hope to see that expand to further transit contracts as well as adding non-transit applications. ERG's capacity for interoperability and openness of its system is extremely important for the expanded use of this card base."

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. ERG has 16 offices across 12 countries and employs approximately 880 people. ERG's customer list includes automated fare collection projects in more than 200 cities. Throughout the world, the ERG Group has more than 50 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.